United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS
13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


Commission File Number            333-88073

	Vision Bancshares, Inc.
		              	(Exact Name of Registrant as specified in its charter)

	2201 West 1st Street, Gulf Shores, Alabama 36542 (334) 967-4212 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

	Common Stock, Par Value $1.00 per share
(Title of each class of securities covered by this form)


(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

	Please place an X in the box(es) to designate the appropriate rule provision
(s) relied upon to terminate or suspend the duty to file reports:

	Rule 12g-4(a)(1)(i)	 0		Rule 12h-3(b)(1)(i)  0
	Rule 12g-4(a)(1)(ii)	0		Rule 12h-3(b)(1)(ii)	0
	Rule 12g-4(a)(2)(i)	 0		Rule 12h-3(b)(2)(i)	 0
	Rule 12g-4(a)(2)(ii)	0		Rule 12h-3(b)(2)(ii)	0
					                   	Rule 15d-6		         0

	Approximate number of holders of record as of the certification or notice date:___260_______

	Pursuant to the requirements of the Securities Exchange Act of 1934 Vision
Bancshares, Inc.       (Name of
Registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	      May 15, 2000		 By:	 J. Daniel Sizemore
						 CEO and President


Form 15